Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2013

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,129	$3,778
Trade receivables (net of allowance for doubtful accounts of $15 at September 30, 2013 and December 31, 2012)	2,925	3,671
Other accounts receivable and prepaid expenses	469	323
Total current assets	$5,523	$7,772

LONG-TERM ASSETS:
Other long term assets	278	93
Severance pay fund	3,044	2,880
Property and equipment, net	871	423
Intangible assets, net	1,310	1,870
Goodwill	13,152	13,094
Total long-term assets	$18,655	$18,360

Total assets	$24,178	$26,132

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
	September 30,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$423	$316
Payment obligation	-	1,934
Deferred revenues	5,095	4,759
Employees and payroll accruals	1,902	2,589
Accrued expenses and other current liabilities	731	1,220
Total current liabilities	$8,151	$10,818

LONG-TERM LIABILITIES:

Long-term deferred revenue	637	888
Liabilities presented at fair value and other long-term liabilities	1,062	875
Accrued severance pay	4,237	3,989
Total long-term liabilities	$5,936	$5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,319	1,270
Authorized: 32,500,000 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 11,364,929 shares at September 30, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	111,177	110,318
Receipt on account of shares	85	-
Accumulated other comprehensive loss	(670)	(672)
Accumulated deficit	(101,820)	(101,354)

Total shareholders' equity	10,091	9,562

Total liabilities and shareholders' equity	$24,178	$26,132

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
Software licenses	$8,074	$10,185	$3,031	$3,044
Maintenance and services	9,181	8,227	3,537	2,892

Total revenue	17,255	18,412	6,568	5,936
Operating expenses:
Cost of revenues	1,553	1,747	507	574
Research and development	5,708	5,827	1,839	1,899
Selling and marketing	8,042	6,964	2,586	2,151
General and administrative	2,186	2,274	675	743

Total operating expenses	17,489	16,812	5,607	5,367

Operating income (loss)	(234)	1,600	961	569

Financial expenses, net	348	1,046	263	489
Income (loss) before taxes on income	(582)	554	698	80

Taxes on income (benefit)	(116)	128	(11)	37
Net income (loss)	$(466)	$426	$709	$43

Basic net income (loss) per share	$(0.04)	$0.04	$0.06	$0.00
Weighted average number of shares used in computing basic net income (loss) per share	11,107	10,506	11,330	10,752

Diluted net income (loss) per share	$(0.04)	$0.04	$0.06	$0.00
Weighted average number of shares used in computing diluted net income (loss) per share	11,107	11,782	12,571	12,356

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

Net income (loss)	$(466)	$426	$709	$43

Other comprehensive income (loss):
Foreign currency translation adjustment	2	19	(11)	86

Net change in accumulated comprehensive income	2	19	(11)	86

Comprehensive income (loss)	$(464)	$445	$698	$129

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Nine months ended September 30,
	2013	2012
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(466)	$426
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	178	168
Stock based compensation	554	481
Amortization of intangible assets	560	770
Accretion of payment obligation	66	199
Convertible debt inducement expenses	-	108
Change in operating assets and liabilities:
Accrued severance pay, net	84	219
Trade receivables	746	(1,048)
Other accounts receivable and prepaid expenses	(144)	(127)
Other long term assets	-	(17)
Trade payables	107	(29)
Deferred revenues	85	(898)
Employees and payroll accruals	(687)	(136)
Accrued expenses and other liabilities	(414)	(890)
Change in liabilities presented at fair value	187	742
Change in deferred taxes, net	(262)	(77)
Net cash provided by (used in) operating activities	$594	$(109)

Cash flows from investing activities:
Purchase of property and equipment	(626)	(209)
Decrease in restricted cash	-	341
Net cash provided by (used in) investing activities	$(626)	$132

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	354	475
Receipts on account of shares	85	-
Repayment of long-term debt	-	(109)
Repayment of convertible debt	-	(138)
Payment of contingent consideration	(2,000)	-
Net cash provided by (used in) financing activities	$(1,561)	$228

Foreign currency translation adjustments on cash and cash equivalents	(56)	(20)

Increase (decrease) in cash and cash equivalents	(1,649)	230
Cash and cash equivalents at the beginning of the period	3,778	1,484

Cash and cash equivalents at the end of the period	$2,129	$1,714

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$6	$225
Income tax	$425	$234

Non cash activities:
Conversion of convertible debt and bifurcated conversion feature	$-	$630

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Attunity Ltd. (the "Company" or "Attunity") is a provider of information availability software solutions that enable access, sharing and distribution of data, across heterogeneous enterprise platforms, organizations, and the cloud. Using Attunity's software, organizations are able to connect, transfer, join, stream and distribute to and from a variety of data sources and files in real-time. In addition, the Company provides maintenance, consulting, and other related services for its products.

b.	In April 2013, in connection with the acquisition of RepliWeb Inc. in 2011, the Company paid the earn-out payment to RepliWeb Inc.'s former shareholders in the amount of $2,000.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2013, consolidated results of operations for the nine and three month periods ended September 30, 2013 and 2012 and cash flows for the nine months ended September 30, 2013 and 2012.

The balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012 included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 29, 2013. Results for the nine and three month periods ended September 30, 2013 are not necessarily indicative of results that may be expected for the year ending December 31, 2013.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	LIABILITIES PRESENTED AT FAIR VALUE

According to the loan agreement (“Agreement”) with Plenus Technologies Ltd. and its affiliates, ("Plenus"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011), Plenus is entitled to compensation of 15% of the proceeds payable in a Fundamental Transaction (as defined in the Agreement), upon consummation of a Fundamental Transaction until December 31, 2017. During such period, Plenus may elect to receive the $300 in cash in lieu of such compensation.

The above mentioned was accounted for in accordance with ASC No. 815-40, “Derivatives and Hedging”, based on which was considered a derivative and presented at fair value, within liabilities presented at fair value and other long term  liabilities, which is marked to market at each reporting period. As of September 30, 2013, the liability amounted to $917. The fair value of this derivative was based on valuation performed by third- party valuation firm using the Binomial Model for options valuation based on assumptions provided by management.

The Company classified the fair value of this derivative as level 3, in accordance with ASC No. 820, "Fair Value Measurements".

During the nine months ended September 30, 2013 and 2012, revaluation expenses of liabilities presented at fair value amounted to $187 and $742, respectively. During the three months ended September 30, 2013 and 2012, $250 and $414 of expenses were recorded, respectively. The expenses were recorded within financial expenses in the statements of operations.

NOTE 4:-           SHAREHOLDERS' EQUITY

1.
During the nine months ended September 30, 2013, 519,839 warrants were exercised into 519,839 of the Company’s ordinary shares for a total amount of $254.  As of September 30, 2013 for 167,841 warrants that were exercised but for which shares have not yet been issued and the related proceeds of $85 are presented in the financial statements as "Receipt on account of shares".

2.	The fair value for options granted in the periods presented is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

Risk free interest	0.71%	0.41%	0.95%	0.39%
Dividend yields	0%	0%	0%	0%
Volatility	78.89%	124.9%	75.91%	122.5%
Expected life (in years)	4	4	4	4

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-           SHAREHOLDERS' EQUITY (Cont.)

3.	The following is a summary of the Company's stock options activity for the nine months ended September 30, 2013:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding as of December 31, 2012	1,670	$2.44
Granted	109	6.18
Exercised	(93)	1.99
Canceled or forfeited	(52)	4.40

Outstanding as of September 30, 2013	1,634	$2.66	2.58	$10,185

Exercisable as of September 30, 2013	1,282	$2.36	2.05	$8,370

Vested and expected to vest at September 30, 2013	1,612	$2.64	2.55	$10,079

The weighted average fair value of options granted during the nine months ended September 30, 2013 was $3.60 per share.

4.	The following tables set forth the detailed allocation of the stock-based compensation expense:

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
Research and development	$182	$219	$50	$98
Selling and marketing	239	132	151	56
General and administrative	133	130	47	3
Total stock-based compensation expense	$554	$481	$248	$157

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted net income per share:

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

Net income (loss)	$(466)	$426	$709	$43

Weighted average ordinary shares outstanding	11,107	10,506	11,330	10,752

Dilutive effect:
Warrants and Options	-	1,276	1,241	1,604

Diluted weighted average ordinary shares	11,107	11,782	12,571	12,356

Basic net income (loss) per share	(0.04)	0.04	0.06	0.00

Diluted net income (loss) per share	$(0.04)	$0.04	$0.06	$0.00